08003224

DYNO
Dyno Nobel

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC
Mail Processing
Section

JUN 1 0 2008

Washington, DC
100

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

082-34952

SUPPL

Date 30/05/2008

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

PROCESSED
JUN 17 2008 E
THOMSON REUTERS

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

dw 6/16

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

DYNO NOBEL LIMITED

ABN

44 117 733 463

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	349,878
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of shares on exercise of 349,878 options @ exercise price of $2.37

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Exercise price - $2.37 per option
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary fully paid shares issued under the terms and conditions of Dyno Nobel Limited Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 May 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	823,759,055	DXL Ordinary fully paid

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,033,330	DXLAI Options
		3,843,336	DXLAK Options
		160,000	DXLAM Options
		849,022	DXLAO
		1,416,669	DXLAQ

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change to the dividend policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not Applicable
12	Is the issue renounceable or non-renounceable?	Not Applicable
13	Ratio in which the +securities will be offered	Not Applicable
14	+Class of +securities to which the offer relates	Not Applicable
15	+Record date to determine entitlements	Not Applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not Applicable
17	Policy for deciding entitlements in relation to fractions	Not Applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not Applicable

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	Not Applicable
20	Names of any underwriters	Not Applicable
21	Amount of any underwriting fee or commission	Not Applicable
22	Names of any brokers to the issue	Not Applicable
23	Fee or commission payable to the broker to the issue	Not Applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not Applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not Applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not Applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not Applicable
28	Date rights trading will begin (if applicable)	Not Applicable
29	Date rights trading will end (if applicable)	Not Applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not Applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not Applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable
33	+Despatch date	Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not Applicable
39	Class of +securities for which quotation is sought	Not Applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not Applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not Applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not Applicable	Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
Company Secretary

Date: 29 May 2008

Print name: JULIANNE LYALL-ANDERSON

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

DYNO NOBEL LIMITED

ABN

44 117 733 463

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	983,336
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of shares on exercise of 983,336 options @ exercise price of $2.37

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Exercise price - $2.37 per option
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary fully paid shares issued under the terms and conditions of Dyno Nobel Limited Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 May 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	823,409,177	DXL Ordinary fully paid

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,558,331	DXLAI Options
		3,843,336	DXLAK Options
		160,000	DXLAM Options
		898,899	DXLAO
		1,416,669	DXLAQ

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change to the dividend policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not Applicable
12	Is the issue renounceable or non-renounceable?	Not Applicable
13	Ratio in which the +securities will be offered	Not Applicable
14	+Class of +securities to which the offer relates	Not Applicable
15	+Record date to determine entitlements	Not Applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not Applicable
17	Policy for deciding entitlements in relation to fractions	Not Applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not Applicable

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	Not Applicable
20	Names of any underwriters	Not Applicable
21	Amount of any underwriting fee or commission	Not Applicable
22	Names of any brokers to the issue	Not Applicable
23	Fee or commission payable to the broker to the issue	Not Applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not Applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not Applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not Applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not Applicable
28	Date rights trading will begin (if applicable)	Not Applicable
29	Date rights trading will end (if applicable)	Not Applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not Applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not Applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable
33	+Despatch date	Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not Applicable
39	Class of +securities for which quotation is sought	Not Applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not Applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not Applicable

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
Not Applicable	Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Lyall-Anderson

Sign here: ....
Company Secretary

Date: 29 May 2008

Print name: JULIANNE LYALL-ANDERSON

== == == == ==

+ See chapter 19 for defined terms.

ASX Announcement/Media Release

Dyno Nobel obtains Court Approval of Schemes of Arrangement

30 May 2008

The Supreme Court of Victoria has today given its approval to the schemes of arrangement between Dyno Nobel Limited (***Dyno Nobel***) and its shareholders and optionholders (the ***Schemes***), in relation to the acquisition of Dyno Nobel by Incitec Pivot US Holdings Pty Limited, a wholly-owned subsidiary of Incitec Pivot Limited.

It is expected that the Court orders approving the Schemes will be lodged with ASIC on Monday, 2 June 2008 and that trading in Dyno Nobel shares on ASX (code: DXL) will cease from close of trading on that day.

Share Scheme Participants wishing to participate in Mix and Match under the Share Scheme may still do so by completing and returning an Election Form so that it is received by the Dyno Nobel Registry no later than 5.00pm (AEST) on Thursday, 5 June 2008.

Dyno Nobel Optionholders wishing to exercise their Dyno Nobel Options and participate in the Share Scheme rather than participate in the Option Scheme must ensure that their exercise documentation is completed and returned to Dyno Nobel in accordance with the terms of the Dyno Nobel ESOP so that it is received no later than 5.00pm (AEST) on Thursday, 5 June 2008.

Our ASX release of 22 May 2008 ("Dyno Nobel Shareholders and Optionholders Approve Schemes of Arrangement") sets out the indicative timetable for the remainder of the steps to implement the Schemes.

Further details in relation to the Schemes and their implementation are set out in the Scheme Booklet dated 18 April 2008 (which is available at www.dynonobel.com) (***Scheme Booklet***). Unless otherwise specified, capitalised terms in this announcement have the same meaning as in the Scheme Booklet.

END

For media enquires contact Sonja Kukec, Dyno Nobel on 0437 766 483.

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Highway
North Sydney NSW 2060 Australia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

DYNO NOBEL LIMITED

ABN

44 117 733 463

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of shares on exercise of 100,000 options @ exercise price of $2.37

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Exercise price - $2.37 per option
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary fully paid shares issued under the terms and conditions of Dyno Nobel Limited Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 May 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	823,859,055	DXL Ordinary fully paid

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,183,330	DXLAI Options
		3,843,336	DXLAK Options
		160,000	DXLAM Options
		824,022	DXLAO
		1,416,669	DXLAQ

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change to the dividend policy

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not Applicable
12	Is the issue renounceable or non-renounceable?	Not Applicable
13	Ratio in which the +securities will be offered	Not Applicable
14	+Class of +securities to which the offer relates	Not Applicable
15	+Record date to determine entitlements	Not Applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not Applicable
17	Policy for deciding entitlements in relation to fractions	Not Applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not Applicable

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	Not Applicable
20	Names of any underwriters	Not Applicable
21	Amount of any underwriting fee or commission	Not Applicable
22	Names of any brokers to the issue	Not Applicable
23	Fee or commission payable to the broker to the issue	Not Applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not Applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not Applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not Applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not Applicable
28	Date rights trading will begin (if applicable)	Not Applicable
29	Date rights trading will end (if applicable)	Not Applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not Applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not Applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable
33	+Despatch date	Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not Applicable
39	Class of +securities for which quotation is sought	Not Applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not Applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not Applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not Applicable	Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ....
Company Secretary

Date: 30 May 2008

Print name: JULIANNE LYALL-ANDERSON

== == == == ==

END